Writer’s Direct Dial: +1-212-225-2556
E-Mail: pmarcogliese@cgsh.com

April 26, 2013

Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          TRAC Intermodal LLC
Confidential Draft Registration Statement on Form S-4
Confidentially Submitted March 18, 2013 (the “Draft Registration Statement”)
CIK No. 1570774

Dear Ms. Block:

On behalf of TRAC Intermodal LLC (the “Company”), TRAC Intermodal Corp. (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter dated April 12, 2013 with respect to the Registration Statement.

The Registrants previously submitted the Draft Registration Statement on Form S-4 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act

(the “JOBS Act”) with the SEC on March 18, 2013. A registration statement on Form S-4 (the “Registration Statement”) has been filed today, together with this letter via EDGAR correspondence.  Capitalized terms used, but not defined herein, have the meaning assigned to such terms in the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement.

General

1.              We note that you are registering the exchange of 11% Senior Secured Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our positions contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response to Comment 1:  The Company has included such a supplemental letter with the filing of the Registration Statement.

2.              Please advise us whether the data provided by FTR Associates or the Journal of Commerce were obtained from market reports commissioned by you.  If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.  Please also provide us with copies of these industry reports.

Response to Comment 2:  The Company respectfully advises the Staff that it did not commission the data provided by FTR Associates or the Journal of Commerce.  Pursuant to Rule 418(b) under the Securities Act of 1933, the Company is supplementally furnishing with this response a copy of the report cited above.  The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

Fleet statistics; industry and market data, page ii

3.              We note your disclosure that you have not independently verified the third-party industry data included in the registration statement.  Please revise to balance the disclosure by clarifying that you act and believe that the data is accurate.  Please also delete the statement that “we cannot assure you of the accuracy or completeness of such information contained in this prospectus.”

Response to Comment 3:  The Company has revised the disclosure on page ii in response to the Staff’s comment.

Prospectus Summary, page 1

4.              Please expand your disclosure in the overview section here, in MD&A and in the Business section to also disclose your revenues and net losses for the year ended December 31, 2011.

Response to Comment 4:  The Company has revised the disclosure on pages 1, 78 and 113 in response to the Staff’s comment.

Business strengths, page 4

5.              Please substantiate to us your statement that you are the largest intermodal chassis solution provider, measured by total assets, in North America with an estimated market share of 54%.

Response to Comment 5: The Company respectfully submits to the Staff that the Company’s 54% market share based on total assets in North America was developed by dividing the Company’s total chassis in North America (267,000 chassis as of December 31, 2012) by the estimated total chassis of all known leasing providers in North America (492,000 chassis as of December 31, 2012).  The data for other leasing providers in North America was primarily derived from publicly available information, such as industry and competitor websites and further substantiated through discussions with shipping line customers with which we are in regular contact.

6.              Please provide support for characterizing your fleet of active equipment as “relatively young” given that the average age of your fleet of 11.9 years is beyond the mid-point of their useful life unless you incur significant remanufacturing costs.

Response to Comment 6:  The Company has revised the disclosure on pages 4 and 115 in response to the Staff’s comment.

7.              We note your belief that each chassis in your fleet can be remanufactured at of the end of its useful life to provide 20 or more additional years of service at a cost lower than purchasing a new chassis. Consistent with your disclosure on page 89, please revise to disclose that such remanufacturing is expected to cost approximately 75% of the cost of purchasing a new chassis.

Response to Comment 7:  The Company has revised the disclosure on pages 4 and 115 in response to the Staff’s comment.

8.              Please refer to the fourth bullet point.  Please balance the disclosure here to indicate that the trend toward neutral class pools may negatively affect the predictability of stable cash flows from leases, as you discuss on page 34 under “If our customers continue to shift….”

Response to Comment 8:  The Company has revised the disclosure on pages 4 and 116 in response to the Staff’s comment.

9.              Please provide support for your description of your technology platform as “best in class” or revise to remove such characterization.

Response to Comment 9:  The Company has revised the disclosure on pages 5 and 116 in response to the Staff’s comment and has modified the characterization of the Company’s technology platform.

10.       Please revise to remove your statement that your executive management team has over 125 years of experience in the transportation industry, as this language appears to be marketing in nature.  Similarly, revise the disclosure related to your team of sales and marketing professionals on page 127.  Please also remove your reference here to the other transportation companies for which your executive team has held senior management positions.

Response to Comment 10:  The Company has revised the disclosure on pages 5, 116 and 122 in response to the Staff’s comments.

Business strategy, page 5

11.       Refer to the first bullet point.  Given your recent losses, please remove the phrase, “improve our profitability.”

Response to Comment 11:  The Company has revised the disclosure on pages 5, 31 and 116 in response to the Staff’s comment.

12.       Refer to the last bullet point in this section, which discusses your desire to expand your geographic footprint.  Please balance that disclosure to indicate there is no guarantee that you will be able to expand in such manner.

Response to Comment 12:  The Company has revised the disclosure on pages 6 and 117 in response to the Staff’s comments.

Industry Overview, page 6

13.       Please provide support for your estimate that approximately 69% of the North American chassis market is controlled by leasing companies like you.

Response to Comment 13:  The Company respectfully submits to the Staff that the estimate that 69% of the North American chassis market is controlled by leasing companies like the Company was developed by dividing the total chassis (492,000 chassis as of December 31, 2012) owned or managed by all chassis leasing providers in North America by the total estimated chassis known to exist (718,000 chassis, excluding a logistics company that maintains a proprietary fleet of approximately 50,000 nonstandard specification domestic chassis, as disclosed on pages 6, 85 and 127 as of December 31, 2012) in the North American market, inclusive of those owned by shipping lines and railroads.  The data for the other chassis leasing providers in North America was primarily derived from publicly available information, such as industry and competitor websites and through discussions with shipping line customers with which we are in regular contact.

Industry Trends, page 6

14.       Please provide support for your statement that railroads are continuing to invest heavily to establish double-stack-capable railroad routs and new intermodal terminals, and your belief that this trend is expected to continue.

Response to Comment 14:  The Company respectfully submits that information regarding heavy investment by railroads to establish double-stack-capable railroad routs and new intermodal terminals is accessible on the internet (e.g., http://online.wsj.com/article/SB10001424052748704569204575328994241506542.html?KEYWORDS=jacksonville, http://online.wsj.com/article/PR-CO-20130124-913246.html and http://www.mdot.maryland.gov/Office_of_Planning_and_Capital_Programming/ICTF/Home.html), is widely discussed at industry conferences and is the subject of conversations with railroad customers with which we are in regular contact in the normal course of business.

15.       Please provide greater detail and support for the active discussions that you are in with many of your shipping line customers regarding the business model change discussed on page 7, and your belief that a large-scale transition to the motor carrier model will enable you to grow your business and earnings.

Response to Comment 15:  The Company has revised the disclosure on pages 7 and 129 in response to the Staff’s comment.  The Company respectfully submits that in the ordinary course of business management is in a position to discuss future plans and operations with its shipping line customers and is in a position to have knowledge that this shift is occurring.  As disclosed on page 86, some customers have already made the switch to the motor carrier model.  In addition, as disclosed on page 87, the Company’s customers have not made significant purchases of marine chassis since 2007, which signals to the Company that chassis are not being replaced at the end of their useful life and that chassis operations are being wound down in favor of leasing and outsourcing options.  As disclosed on page 8, the Company has been actively acquiring chassis from shipping lines, further evidencing their intent to convert to the motor carrier model.

Expiration Date, page 11

16.       Please confirm that you will hold the exchange offer open until at least midnight on the 20th business day subsequent to commencement, as required by Rule 14e-1(a) and Rule 14d-1(g)(3) of the Securities Exchange Act of 1934.  Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment 16:  The Company has revised the disclosure on the cover page and pages 11, 12, 69, 70, 74 and 75 and in the letter of transmittal in response to the Staff’s comment and confirms that the exchange offer will be open until at least midnight on the 20th business day subsequent to commencement of the exchange offer.  The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary of the Exchange Notes, page 15

17.       Please revise to remove your statement that the disclosure in this section is “not intended to be complete,” since you should be providing a complete summary.

Response to Comment 17:  The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Summary historical consolidated financial information, page 21

18.       Exchange Act Release No. 34-47226 describes EBITDA as earnings before interest, taxes, depreciation and amortization.  Please retitle your non-GAAP measure EBITDA here, and elsewhere in your filing, since it is not calculated in accordance with this release.

Response to Comment 18: The Company respectfully submits that it has eliminated references to EBITDA throughout the registration statement and that it refers only to existing disclosure measures of adjusted net income and adjusted EBITDA for performance-related discussions since those are the measures most commonly used by management in the operation of its business and the measures management believes are most relevant to investors.

Risk Factors, page 28

19.       We note your disclosure that the “risks and uncertainties described below are not the only ones [you] face.” All material risks should be discussed in this section.  If a risk is deemed not material, please do not reference them.  Please revise this paragraph to clarify that you have discussed all known material risks.

Response to Comment 19: The Company has revised the disclosure on page 26 in response to the Staff’s comment.

The demand for leased chassis depends on, page 28

20.       Please indicate where demand is now in the demand cycle.  For instance, is it at a high or low point?

Response to Comment 20:  The Company respectfully advises the Staff that based on our average on-hire fleet statistics, the Company experienced higher demand for 2012 than in prior years, with demand increasing each year from 2009, which the Company considers a low demand year, through 2012, consistent with global economic trends.  On-hire fleet statistics show a 9% overall increase in 2012 as compared to 2009.  In conjunction with the Company’s internal data, on pages 6, 85, 126 and 127, the Company disclosed that in 2011, total U.S. import and export container volume across port terminals increased 4.2% and container volumes across major U.S. railroads increased 6.0%.  However, the Company respectfully submits to the Staff that the demand cycle of the industry is not able to be predicted with certainty and that many factors affect fluctuations in demand.  In addition, the Company has revised the disclosure on page 26 in response to the Staff’s comment.

Use of Proceeds, page 62

21.       Please add a second paragraph disclosing the use of proceeds from the original notes which are now being exchanged.

Response to Comment 21:  The Company has revised the disclosure on page 60 in response to the Staff’s comment.

Expiration Date; extensions; amendments; termination, page 74

22.       Please revise the third paragraph to clarify that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.  See Section II.C of Exchange Act Release No. 43069 (July 31, 2000) and Footnote 70 of Exchange Act Release No. 23421 (July 11, 1986).

Response to Comment 22:  The Company has revised the disclosure on page 70 and in the Letter of Transmittal in response to the Staff’s comment.

23.       Please revise the fourth paragraph to disclose that the notice announcing an extension of the exchange offer will disclose the number of securities tendered as of the date of the notice.

Response to Comment 23:  The Company has revised the disclosure on page 70 and in the Letter of Transmittal in response to the Staff’s comment.

Procedures for Tendering, page 77

24.       We note that you may determine in your “sole discretion” all questions as to validity, form, eligibility, time of receipt, acceptance of tendered Original Notes and withdrawal of tendered Original Notes.  Please revise to clarify here that determinations as to whether a condition has been satisfied will be based on the objective standards outlined in the section beginning on page 74.

Response to Comment 24:  The Company has revised the disclosure on page 74 and in the Letter of Transmittal in response to the Staff’s comment.

Neutral chassis pools, page 86

25.       Please provide support for your statement that once customers switch from operating their own chassis to relying on your neutral chassis pools, it is operationally difficult to discontinue using the chassis in your pools.

Response to Comment 25:  The Company respectfully advises the Staff that the Company believes that customers that opt to outsource a core capability, typically eliminate or redeploy many of the internal resources previously devoted to such capability.  As disclosed on pages 82 and 83, a subsequent reversal of an outsourcing strategy would require re-establishing such core capabilities, including logistic chassis capabilities and chassis management functions, which the Company views as being operationally difficult and expensive.

26.       Please provide support for your statement that your experienced management and proprietary systems help you operate your neutral chassis pools at “optimal” utilization levels.

Response to Comment 26: The Company has revised the disclosure on pages 83 and 120 in response to the Staff’s comment and modified the description of utilization level operation.

Competition, page 91

27.       Please provide support to us for your belief that your share of the U.S. marine chassis leasing market is approximately 46% and that there are no significant competitors in the domestic chassis leasing market.

Response to Comment 27:  The Company respectfully submits to the Staff that the calculation of the Company’s 46% share of the U.S. marine chassis leasing market share was developed by dividing our total marine chassis (192,000 chassis as of December 31, 2012) in the United States by the total estimated marine chassis leasing assets of all known leasing providers in the United States (417,000 chassis as of December 31, 2012).  The data for all known leasing providers in the United States was primarily derived from publicly available information, such as industry and competitor websites and through discussions with shipping line customers with which we are in regular contact.

With respect to the Staff’s comment regarding the existence of significant competitors in the domestic chassis leasing market, the Company respectfully submits to the Staff that the Company has disclosed on pages 4, 33, 83, 115, 121 and 123 that the Company has exclusive arrangements with five of the seven Class I railroads, which precludes any of its competitors from having an exclusive relationship.  In addition, the Company has non-exclusive arrangements with the remaining two Class 1 railroads.  As disclosed on pages 83 and 121, the Company’s customers in the domestic market are many of the largest intermodal logistics companies that operate standard-size domestic intermodal equipment, requiring use of chassis at Class I railroad ramps.  The exclusive arrangements with five of the seven Class I railroads and significant market presence at the remaining Class I railroads precludes significant competition in the domestic chassis leasing market because any prospective competitors would not be able to operate where the Company has exclusive arrangements.

Critical accounting policies, page 91

28.       In regard to the policies and estimates that are material to you, your disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance.  Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.  Please revise as appropriate.

Response to Comment 28:  The Company has revised the disclosure on pages 87, 88, 89, and 90 in response to the Staff’s comment.  The Company has deleted the sections relating to revenue recognition and direct finance leases because management does not believe that the amounts reported in the financial statements require a significant degree of estimation or judgment.

Goodwill, page 94

29.       Please clarify in your filing the computation free cash flow used in determining fair value in the recoverability of goodwill.  It is not clear which items are additive or subtractive in determining free cash flow used for recoverability of goodwill.  In addition, disclose why you use a discounted free cash flow analysis in determining fair value in the recoverability of goodwill instead of a discounted cash flow analysis.

Response to Comment 29:  The Company has revised the disclosure on page 89 in response to the Staff’s comment and will remove the reference to “free cash flow.”  The Company respectfully advises the Staff that although the Company begins its fair value computation with an internal measure of free cash flow, the ultimate computation of cash flow is based upon a generally accepted discounted cash flow analysis.

Revenues, page 98

30.       We note that other revenue for both the marine market segment and the domestic market segment does not equal the total of other revenue.  Please tell us what the remaining other revenue consists of.

Response to Comment 30:  The Company respectfully submits the following reconciliation as an explanation of what constitutes the remainder of other revenue.

Reconciliation of “Other” Revenue:
(dollars in millions)

	2010	2011	2012
Marine Market Segment Other Revenue (A)	$7.5	$11.2	$16.0
Domestic Market Segment Other Revenue (B)	$3.7	$3.7	$7.0
Non-Segment Other Revenue (C)	$15.7	$16.1	$13.4
Total Company Other Revenue	$26.9	$31.0	$36.4

Other Revenue represents billings to customers for reimbursable maintenance and repair, positioning and handling expenses, management fees and revenue from scrap metal sales associated with end of life chassis.

(A) Represents revenue associated with our active fleet of marine chassis.

(B) Represents revenue associated with our active fleet of domestic chassis.

(C) Represents revenue associated with our inactive fleet residing at our depots.

Liquidity and capital resources, page 108

31.       Please balance your discussion in the second paragraph with disclosure of your cash flow from operation activities as presented on your consolidated statements of cash flows.  In addition, the amounts you present in this paragraph appear to be non-GAAP measurements.  Please provide all of the disclosures required by 10 (e) of Regulation S- K.

Response to Comment 31:  The Company has revised the disclosure on page 104 in response to the Staff’s comment.

32.       We note your disclosure on page ii indicating that you have no operations of your own so you are dependent upon the cash flows of your subsidiaries to meet your obligations under the notes.  Please provide a discussion in the liquidity section of MD&A in this regard.  Your revised disclosure should discuss the intercompany note entered into between you and your subsidiaries including the terms of the intercompany note and that the servicing of the intercompany note arrangement will provide the funds for you to service the interest and debt payments due under the notes.  In addition, discuss any other restriction on your subsidiaries from transferring cash to you.

Response to Comment 32:  The Company has revised the disclosure on pages 104 and 105 in response to the Staff’s comment.

33.       Please further expand your disclosure to include a discussion on your ability to generate sufficient cash flow to meet your debt obligations.  We note from page 71 that earnings were insufficient to cover fix charges for all periods presented in your filing.  We also note your risk factor on page 49 that you may not be able to generate sufficient cash flow to meet your debt obligation.  Your revised discussion should address these matters.

Response to Comment 33: The Company has revised the disclosure on page 105 in response to the Staff’s comment.

Covenants, page 111

34.       We note your disclosure that you are required to maintain certain covenants for your debt instruments.  If there is a risk that you may not be able to maintain any specified financial ratios and covenants please include risk factor disclosure and disclose the ratios and covenants that you need to maintain and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Response to Comment 34:  The Company has revised the disclosure on page 47 in response to the Staff’s comment.

Inventory and depot storage, page 126

35.       Please provide support for your statement that Co-ops pools require collective decision- making by their contributors which slow their ability to right-size their pool and thus provides you with an operational advantage.

Response to Comment 35:  The Company respectfully submits to the Staff that Co-op pools are pools that are shared between member contributors, as disclosed on page 32.  Although the Company may, from time to time, manage co-op pools, the customers are responsible for providing their own chassis, and are assessed fees for their share of maintenance and repair costs.  As a result, individual customers are responsible to know and understand how their individual customer decisions affect the pool as a whole.  Even when the pool manager is able to identify the overutilization or underutilization of the pool, there is a lag in correction while each customer makes an individual decision about whether to increase or decrease their contribution to the pools.  Over-correction or under-correction by a single member in proportion to the pool can delay right-sizing.  In contrast, when the Company identifies inefficiencies in a neutral pool that it manages, the Company may readily add or remove chassis in response to the data.

Our chassis suppliers, page 127

36.       Please provide support for your statement that most of your customers do not possess either the expertise or component parts to remanufacture chassis, which provides you with an advantage in the market.

Response to Comment 36:  The Company respectfully advises the Staff that through discussions with the Company’s remanufacturing suppliers, the Company believes that none of the Company’s customers, to date, have engaged in remanufacturing chassis.  Given this information, management believes that none of its customers has the experience, internal operations, or current capacity to remanufacture chassis.

Information technology, page 128

37.       Please provide support for your beliefs that PoolStat is the market leading chassis management software technology, and that it is a key software system that will enable you to grow your business and achieve your strategic objectives.

Response to Comment 37: The Company respectfully advises the Staff that while PoolStat is a key proprietary software technology that supports the management of chassis pools, the Company will delete the reference to it being a “market leading chassis management software technology”.  However, as discussed on pages 7 and 129, the market trend is shifting toward a greater usage of pools versus term leases and direct finance leases and the Company relies greatly upon the capabilities of PoolStat to enable that market based shift.  As discussed on pages 5, 33, 83, 86, 116, and 124, the Company is able to charge higher fees and earn more revenue with pool customers than customers of term leases and direct finance leases, a shift enabled by PoolStat.  Therefore, the Company respectfully submits that it believes PoolStat will enable it to grow its business and achieve its strategic objectives.

Executive Officers, Managers and Directors, page 136

38.       Please revise to remove the statement that Mr. Lovetro has held leadership positions with “some of the world’s largest transportation companies.” Rather, revise to disclose the specific companies and positions if applicable.

Response to Comment 38:  The Company has revised the disclosure on page 131 in response to the Staff’s comment.

Additional Equity Arrangements, page 142

39.       Please revise to disclose the “certain established performance targets,” including the levels of pre-tax earnings or equity valuation, for your named executive officers to receive awards of restricted shares of the common stock of SCT Chassis and quantify the targets actually achieved.

Response to Comment 39:  The Company respectfully advises the Staff that the additional grants of restricted shares of common stock of SCT described on page 137 will be subject to vesting after the periods ending December 31, 2013, December 31, 2014 and December 31, 2015, respectively, based on the levels of pre-tax earnings adjusted for non-cash interest, loss on termination or modification of derivative instruments, accelerated amortization of debt issue costs and other one-time events as determined by the Board of Directors, and, in the case of awards which may vest on December 31, 2015, the realization of a certain equity valuation.  None of these awards had vested as of December 31, 2012, and because the performance period over which these awards may vest relate to the current year and future years, the Company believes that disclosure of the performance targets is not required pursuant to Item 402 of Regulation S-K, and consistent with Question 118.07 of the Regulation S-K Compliance and Disclosure Interpretations dated March 4, 2011.

Certain U.S. federal income tax considerations, page 228

40.       Please revise the first sentence to delete the implication that the discussion in this section is for “general” purposes only.

Response to Comment 40:  The Company has revised the disclosure on page 223 in response to the Staff’s comment.

Exhibit Index, page II-11

41.       We note that the guarantors are co-registrants on this registration statement.  Please revise to include the by-laws for each of the co-registrants.

Response to Comment 41:  The Company respectfully submits that the by-laws or limited liability company agreements, as applicable of each co-registrant are contained in Exhibits 3.2.1 through 3.2.5.2.

Exhibit 5.1

42.       Please name each of the guarantors in the opening paragraph.

Response to Comment 42:    Based on the Staff’s comment, we have revised the legal opinion to name each of the guarantors in the opening paragraph and the Registrants have filed the revised legal opinion in Exhibit 5.1.

43.       Please remove the assumption, found in the fifth paragraph, that the Notes have been duly executed by the Issuers.

Response to Comment 43:  We respectfully submit that, because Cleary Gottlieb is required to file its legal opinion prior to the issuance of the Exchange Notes (which will only occur after the exchange offer is complete), the assumption that the Issuers have duly executed the Notes is appropriate since the Exchange Notes have not yet been issued and therefore have not yet been executed.  In order for Cleary Gottlieb to opine that the Exchange Notes are valid, binding and enforceable, we believe it is appropriate to assume that the Notes will be duly executed by the Issuers.

44.       Also please delete assumption (a) in the seventh paragraph that begins, “we have assumed that each Registrant . . . .”

Response to Comment 44:  We respectfully submit that, because Cleary Gottlieb is required to file its legal opinion prior to the issuance of the Exchange Notes, certain conditions precedent remain to be satisfied prior to the creation of a valid, binding and enforceable obligation (e.g., the trustee must obtain requisite corporate approval prior to authenticating the notes, etc.).  If such parties do not satisfy the obligations required to create a valid, binding and enforceable obligation prior to the issuance of the Exchange Notes, no such obligation would be created.  In order for Cleary Gottlieb to opine that the Exchange Notes are valid, binding and enforceable, we believe it is appropriate to assume that these conditions precedent will have been satisfied.

45.       In the eighth paragraph, please delete assumption (i), which begins the “exchange notes will not violate any applicable law . . . .”

Response to Comment 45:  Based on the Staff’s comment, we have revised the legal opinion to delete the assumption and the Registrants have filed the revised legal opinion in Exhibit 5.1.

Exhibit 23.1

46.       Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response to Comment 46:  In response to the Staff’s comment, the Company has filed a currently dated consent from the independent registered public accounting firm with the Registration Statement in Exhibit 23.1.

Other

47.       The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response to Comment 47:  The Company respectfully acknowledges the Staff’s comment and will update, as necessary, the financial statements to comply with Rule 3-12 of Regulation S-X.

*            *            *

We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or need further assistance, please do not hesitate to contact the undersigned at (212) 225-2556.

Sincerely,
/s/ Pamela L. Marcogliese

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP

cc:	Mr. Patrick Kuhn, Securities and Exchange Commission
Ms. Lyn Shenk, Securities and Exchange Commission
Mr. John Stickel, Securities and Exchange Commission
Mr. Gregg Carpene, Esq., TRAC Intermodal LLC
Mr. Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP
Ms. Elizabeth Bieber, Esq., Cleary Gottlieb Steen & Hamilton LLP